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                           March 11, 2022

       Edward G. Sloane, Jr.
       Chief Financial Officer
       First Business Financial Services, Inc.
       401 Charmany Drive
       Madison, Wisconsin 53719

                                                        Re: First Business
Financial Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2022
                                                            File No. 333-263296

       Dear Mr. Sloane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance